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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2004


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X     Form 40-F
               ---              ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No  X
         ---        ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-         )
                                                  -------
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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, an announcement of the Registrant relating to the termination of the Joint Venture Framework Agreement with respect to the West-East Pipeline Project.

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                                     (LOGO)

                 (PETROCHINA COMPANY LIMITED IN CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)


                                  ANNOUNCEMENT

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Reference is made to the announcement of PetroChina dated 4 July 2002 regarding the Joint Venture Framework Agreement relating to the West-East Pipeline Project. Terms defined in the said announcement shall have the same meanings when used herein.

Following discussions with all parties to the Joint Venture Framework Agreement, PetroChina served a notice to terminate the Joint Venture Framework Agreement on 2 August 2004 in relation to the West-East Pipeline Project.
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Reference is made to the announcement of PetroChina Company Limited
("PETROCHINA") dated 4 July 2002 regarding the Joint Venture Framework Agreement ("JVFA") relating to the West-East Pipeline Project. Terms defined in the said announcement shall have the same meanings when used herein.

The Board of Directors of PetroChina announces that following good faith discussions with all parties to the JVFA, the parties have not been able to reach an agreement on the West-East Pipeline Project. On 2 August 2004, PetroChina served a termination notice to the parties to the JVFA, and the parties to the JVFA have agreed to terminate the JVFA. The obligations of all parties to the JVFA have ceased and no party has any outstanding claims and obligations against each other save for antecedent breaches following its termination.

All parties to the JVFA look forward to future co-operation opportunities.

The West-East Pipeline Project is in progress as normal. It is not expected that the termination of the JVFA will give rise to any adverse impact on PetroChina. The eastern section of the West-East Pipeline Project at Jingbian, Shaanxi commenced infusion of natural gas on 1 October 2003 and the commercial supply of natural gas to Shanghai has commenced since 1 January 2004.

The western section of the West-East Pipeline Project (which extends from Lunnan, Xinjiang to Jingbian, Shaanxi) has now been linked up. It is expected that the full line trial operation will commence on 1 October, 2004 and the full line commercial supply of natural gas for the West-East Pipeline Project will commence on 1 January 2005.

As at the date of this announcement, the Board of Directors comprises Mr. Chen Geng as the Chairman, Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen, Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng, as executive directors, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.


                                                     By order of the Board
                                                  PetroChina Company Limited
                                                           Li Huaiqi
                                                       Company Secretary

Beijing, PRC
4 August 2004

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              PetroChina Company Limited



Dated: August 5, 2004                         By: /s/ Li Huaiqi
                                                  ------------------------------
                                              Name:  Li Huaiqi
                                              Title: Company Secretary